November 2, 2009

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation
Form 20-F for the fiscal year ended March 31, 2009
Filed August 3, 2009
File No. 001-31452

Dear Ms. Collins:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated September 22, 2009, with respect to the annual report on Form 20-F of Konami Corporation (“Konami” or the “Company”) for the fiscal year ended March 31, 2009 (the “2009 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Form 20-F for the fiscal year ended March 31, 2009

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 85

1.	We note your disclosure that you believe “available cash reserves and expected cash from operations and future borrowing or issuance of debt capital will provide sufficient financial resources to meet [y]our currently anticipated capital and other expenditure requirements.” Please tell us whether your cash flows provided by operating activities will be sufficient to meet your operating requirements for the next twelve months and disclose this assessment in future filings. See FRC 501.03(a).

Response:

In view of the fact that we reserved 53.5 billion yen of cash and cash equivalents at the end of March, 2009 and we had committed lines of credit available for immediate borrowings amounting to 20 billion yen with certain financial institutions, we believe that the amount, along with the cash we expect to generate from our operations through the end of fiscal 2010, will be sufficient to meet our operating requirements for the next twelve months through the end of fiscal 2010.

In light of the staff comment, we will disclose this assessment in future filings.

Cash Flows, page 86

2.	We note that your discussion of cash flows from operating activities is essentially a recitation of certain reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV. B.1 of SEC Release 33-8350.

Response:

We supplement the discussion and analysis of operating cash flows with a discussion of the underlying reasons for changes in working capital items that affect operating cash flows, as follows:

Net cash provided by operating activities slightly decreased by 2.1%, to ¥30,131 million in fiscal 2009 from ¥30,788 million in fiscal 2008. This was due to a significant increase in the amount of taxes paid in fiscal 2009 compared to fiscal 2008, which was mostly offset by the increase in cash inflows from our operations, which increased primarily in our Digital Entertainment segment as a result of the release of our hit title, METAL GEAR SOLID 4 GUNS OF THE PATRIOTS in fiscal 2009.

The amount of income taxes paid in fiscal 2009 increased from fiscal 2008 by JPY9,133 million to JPY17,722 million. Such increase was due to an increase in tax payments during fiscal 2009 as a result of increased taxable income for fiscal 2008 as we recorded favorable sales of amusement arcade machines and soccer game software in fiscal 2008. Cash inflows generated in our Digital Entertainment segment continuously increased due primarily to the strong sales of our video game software, METAL GEAR SOLID 4 GUNS OF THE PATRIOTS released in fiscal 2009, which mostly offset the increase in cash outflows for income tax payments. In addition, we do not have significant changes in our credit policy for our customers or payment terms to our suppliers.

In light of the staff comment, we will provide further disclosure based on the guidance of Release 33-8350 in future filings.

Item 18. Operating and Financial Review and Prospects

Consolidated Statements of Income, page F-5

3.	Your disclosures indicate that revenues from your packaged software with online functionality where vendor-specific objective evidence (“VSOE”) of fair value for the online service cannot be established are recognized on a straight-line basis over the estimated online service period. You further disclose that game products and online services are recognized as separate units of accounting in arrangements where VSOE of fair value has been established. Please tell us where you classify the revenues and related costs related to the arrangements where VSOE of fair value of the online service can and cannot be established in your Consolidated Statements of Operations. If you classify these revenues and related costs within a single line item or allocate between products and services please explain your basis of presentation or allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reasons for such presentation or allocation.

Response:

Regardless of whether VSOE of fair value for the online service can or cannot be established, we classify all revenues and related costs from our packaged software with online functionality within a single line item as Product sales revenue and Costs of products sold. Based on Rule 5-03 of Regulation S-X, we believe a combined presentation of revenue generated from sales of our packaged software with online functionality and revenue from our packaged software without online functionality as net sales of products is reasonable, by looking to quantitative and qualitative factors, such as a comparison with the disclosure of our industry peers and a consideration of the usefulness of the presentation to our investors.

From a quantitative perspective, our total revenue related to the arrangements where VSOE of fair value for the online service has been established represented only 0.29% of our total net revenue for the year ended March 31, 2009.

From a qualitative perspective, we also believe the combined presentation as a single line item of revenue from our packaged software with online functionality and revenue from our packaged software without online functionality would be most meaningful to investors. This is due to the relative insignificance of the fair value for the online service, consistency with our past disclosures, the substantial similarities between our packaged software with and without online functionality, and the comparison in the disclosure of the income statements of our industry peers.

As for the relative insignificance of the fair value for the online service, as noted above, the revenue accounted for an extremely small portion of our total net revenue. Secondly, as we have continuously classified revenues and related costs from our packaged software within a single line item, providing our investors with a single line item presentation will be consistent with our past practices. Thirdly, each difference in functionality between game software products is attributable to the unique functionality of a particular software itself rather than the online service, because we do not believe the availability of our online service is a primary factor in our consumers’ purchasing decision, and the online function would be considered a part of the various functions of the software. Lastly, by providing a single line item, we facilitate the ability of our investors to compare our operating results against the operating results of our industry peers, as we do not believe that they presented separate revenue line items for their software with online functionality when they recognized similar revenue.

If we determine in the future that our total online service revenue becomes more significant or if we conclude qualitatively that a single line item presentation is no longer appropriate, we will adjust our presentation accordingly.

In light of the staff comment, we will revise our MD&A discussion in future filings to distinguish the revenue attributes included in our “Product sales revenue” line item.

Notes to Consolidated Financial Statements

1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

(m) Revenue Recognition. page F -14

4.	Your disclosures on page F-16 indicate that for certain game titles VSOE of fair value for the online services could be established and the package game products and online services are recognized as separate units of accounting. We note that you previously concluded you could not establish VSOE of fair value for these types of services in fiscal year 2008. Please describe your methodology for establishing VSOE of fair value of the online service and include the volume and range of stand alone sales used in your VSOE analysis. As part of your response, please tell us how you determined that you have a sufficient history of separate sales in order to establish VSOE.

Response:

Among package software products that involve multiple software deliverables and released as of the fiscal year ended March 2008, VSOE of fair value for online services did not exist as we were not able to establish VSOE of fair value which is set forth in SOP 98-9 as:

•	The price charged when the same element is sold separately,

•

For an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace

In fiscal 2009, we could specifically determine the fair value of the online element for METAL GEAR SOLID 4 GUNS OF THE PATRIOTS sold in Japan, involving multiple software deliverables, since the same element was released separately in Japan as an individual, online only package product called METAL GEAR ONLINE (sold approximately 17,000 packages) around the same time. Thus, we concluded VSOE of fair value for the online service element of METAL GEAR SOLID 4 GUNS OF THE PATRIOTS sold in Japan was able to be established in accordance with SOP 98-9. Meanwhile, as we did not have such online-only offerings other than in Japan, though METAL GEAR SOLID 4 GUNS OF THE PATRIOTS was sold in North America, Europe, Asia and others as well, we were not able to determine VSOE of fair value for any other title. Accordingly, revenue only from METAL GEAR SOLID 4 GUNS OF THE PATRIOTS sold in Japan has been allocated among the package game product and online service for the title.

Revenue from the online service element of the package product for which VSOE of fair value has been established has been recognized on a straight-line basis over the estimated online service period. Revenue from the other element has been determined and recognized using the residual method.

7. Goodwill and Identifiable Intangible Assets, page F-23

5.	Your disclosures here and on page 80 indicate that you engage an independent appraiser “to assist [you] in [your] determination” of the fair values of your reporting units. We also note your disclosures that “in its determination of the fair values, the appraiser primarily utilizes a discounted cash flow analysis as well as other relevant valuation approaches…” These disclosures appear to contradict each other in that it is unclear whether the appraiser assisted you in the determination of or determined the fair values of the reporting units. Please provide us with a detailed explanation of the nature and extent of the involvement of the independent appraiser in the determination of the fair value of your reporting units and tell us the scope of management’s reliance on the information provided by the referenced third parties in deriving the relevant valuations used for financial reporting purposes. See Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm

Response:

The independent appraiser assisted our management in the computation of the fair values of our reporting units.

The management relied on the independent appraiser’s report as one of the factors for its determination. It also considered other factors, such as expected future revenue growth rates, profit margins, working capital levels of the reporting units, a discount rate, or a terminal value multiples, as discussed on page F-23 of the 2009 20-F. Finally, the management determined the fair values of our reporting units after it reviewed all such factors.

6.	We note your disclosure that the impairment of the trademarks in the Health & Fitness reporting unit was due to the fact that the reporting unit would fail to meet previous growth expectations of future results. Please tell us how you considered this failure to meet growth expectations when performing your goodwill impairment test.

Response:

When performing our goodwill impairment test, we determined the fair value of the reporting unit based on the revised growth expectations of future results as it failed to meet the previous one. We determined the fair value of the Health & Fitness reporting unit using the Discounted Cash Flow (DCF) method of the Income Approach and The Guideline Public Company Method (GPM) and The Guideline Company Transactions Method (GCM) of the market approach. As a result of our goodwill impairment test, though the fair value of the reporting unit decreased compared to the prior years’ valuation on account of the downward revision for the future growth expectations, the carrying value of the reporting unit did not exceed its fair value. Therefore, we did not recognize any impairment for our goodwill.

Under the Relief from Royalty Method used for our trademark impairment test, the downward revision for the projected revenue directly affects the computation result. On the other hand, under GPM and GCM, as well as DCF, used for our goodwill impairment test, the value is determined based on various factors. The considerations of GPM and GCM include not only operating income or future cash flow, but also average actual performance in prior years or actual performance in the most recent period.

13. Income Taxes, page F-29

7.	Please tell us more about the line item “adjustment of estimated tax accruals” on your tax rate reconciliation. Describe the nature of the adjustments and tell us whether these adjustments relate to prior periods. As part of your response, please tell us how you considered providing more detailed disclosure in your MD&A. In this regard, we note that your current disclosures refer to the adjustments but provide no insight to what the adjustments are for.

Response:

“Adjustment of estimated income tax accruals” relates to prior periods, but does not represent adjustments that should have been reflected as part of net deferred taxes in prior periods in accordance with SFAS No. 109. Of the rate difference of 7.4%, 3.9% is attributable to the Company and 3.5% is attributable to one of our U.S. subsidiaries.

As for the Company, the rate difference was attributable to a change in the estimates of indirect foreign tax credit related to dividends received from foreign subsidiaries. We recognize the foreign tax credits available pursuant to the Japanese Corporation Tax Act when the Company receives dividends from its foreign subsidiaries, and the amount of the tax credit is calculated based on the management estimates of foreign taxable income and foreign income taxes at each local subsidiary. The actual amount of foreign taxes is determined by the local tax authorities in periods subsequent to the initial recognition of the foreign tax credit. Once the local tax is determined by the local tax authorities, we update the calculation of the tax credit and adjust the credit amount. We consider that it is appropriate to account for the change in estimates in the period of change in accordance with SFAS No. 154.

As for the U.S. subsidiary, the change resulted from the difference between the estimated amount of the deferred income taxes at prior year end for the accounting purpose and the amount based on the actual computation for the tax return. However, the U.S. subsidiary recorded a valuation allowance to reduce 100% of the deferred tax assets as they are estimated to be unrecoverable. Therefore, the true-up of the estimated amount for the U.S. subsidiary had no effect on the consolidated statements of income, as it offset the change in the valuation allowance. We disclose both instances for the purpose of clarifying the source of tax rate differences.

As discussed above, the 3.5% portion had no impact on current results or future liquidity due to the offsetting valuation allowance, and the remaining portion was not considered material. Therefore, we discussed it briefly on page 73, Income taxes, in our MD&A section of the 2009 20-F. In light of the staff comment, we will disclose our MD&A discussion with given adequate considerations to your guidance in the future.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or e-mail, Noriaki Yamaguchi [fax: 03-5412-3311] or Junichi Motobayashi [fax: 03-5412-3315 e-mail address: mj.38349@konami.com].

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and Chief Financial Officer Konami Corporation